<u>PURCHASE AGREEMENT</u>
Acquisition of VOS Systems, Inc. (California Subsidiary)
by Allan Ligi

This Agreement (the "Agreement") is made and entered into this 6th day of August, 2007, by and between Allan Ligi ("Ligi" and/or "Purchaser"), an individual located at 14356 Crestwood Ave., Poway, California 92064, and VOS International, Inc. (Colorado Parent Company) ("VOSI" and/or "Seller"), a Colorado Corporation, with offices located at 740 13th Street, Suite 406, San Diego, California 92101. The ("Parties") hereby agree to the acquisition of the VOS Systems, Inc. (California Subsidiary), a California corporation ("VOS Subsidiary"), by "Ligi" as described herein.

<u>RECITALS</u>

WHEREAS, It is understood by the Parties that Ligi is an individual.

WHEREAS, It is understood by both Parties that Ligi is purchasing from VOSI all of the stock of the VOS Subsidiary.

WHEREAS, "Ligi" desires to acquire from "VOSI" one hundred percent (100%) of its ownership, rights, interest and liabilities in the VOS Subsidiary in exchange for the assumption of all liabilities of VOSI/VOS Subsidiary totaling $1,190,913 by Ligi and the issuance of 1,893,461 post-Reverse Stock Split shares (47,336,520 pre-Reverse Stock Split shares) restricted common shares of VOSI to Ligi.

WHEREAS, VOSI desires to sell Ligi one hundred percent (100%) of its ownership, rights, interest and liabilities in the VOS Subsidiary in exchange for the assumption of all liabilities of VOSI/VOS Subsidiary totaling $1,190,913 by Ligi and the issuance of 1,893,461 post-Reverse Stock Split shares (47,336,520 pre-Reverse Stock Split shares) restricted common shares of VOSI to Ligi.

WHEREAS, it is understood by the Parties that this agreement is contingent upon shareholder approval of VOSI and subject to and upon the completion of a reverse stock split.

<u>AGREEMENT</u>

NOW THEREFORE, in consideration of the recitals, mutual promises and covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1.   Purchase of Stock: On the Closing Date, Purchaser shall purchase from the Seller all the stock of the VOS Subsidiary. The acquisition under this Agreement shall close (the "Closing Date") simultaneously with the closing under the Share Exchange Agreement dated August 6th, 2007 by and among IdeaEdge, Inc., VOSI, and certain shareholders of IdeaEdge, Inc. and VOSI or otherwise on the approval of the shareholders of VOSI and execution of a reverse split of VOSI common shares.

2.   Assumption of Liabilities: The Purchaser shall assume all of the liabilities of the VOS Subsidiary and shall only assume the liabilities of VOSI that are expressly described in this Agreement. The Purchaser will not assume any other liabilities or obligations of VOSI.

3.   Indemnification: VOSI shall indemnify and hold harmless the Purchaser against each and every liability and obligation of VOSI other than those specifically assumed by the Purchaser. Purchaser shall indemnify and hold harmless VOSI for each and every liability and obligation assumed by Purchaser in this Agreement.

4. Purchase Price:

Ligi shall assume all liabilities of VOSI/VOS totaling $1,190,913 pursuant to Exhibit "A" of this Agreement. On or before the Closing Date of this Agreement, (i) the Purchaser shall execute and full release in favor of VOSI for any liabilities or obligations of VOSI and/or the VOS Subsidiary to Purchaser, and (ii) shall obtain a full release in favor of VOSI from all third parties to which VOSI and/or the VOS Subsidiary has a liability or obligation as listed on Exhibit A. VOSI shall accept personal responsibility by Purchaser of up to $220,000 of debt where releases are not obtainable.

VOSI shall issue 1,893,461 post-Reverse Stock Split shares (47,336,520 pre-Reverse Stock Split shares) restricted common shares of VOSI to Ligi.

Factors considered by the parties in determination of the purchase price:

Pursuant to Exhibit "B" of this Agreement, an analysis of VOS market value as of June 30, 2007 was approximately $17,500 with any intangible goodwill being offset by the expense and additional liability of continued operations. Historical revenues have been low and the company has experienced substantial losses since inception. Historically, VOS has been reliant on Ligi to advance funds to continue operations.

Valuation of stock issuance was at $0.025 per share based at an approximate 50 percent discount to the market price over the prior three month period ended June 30, 2007 which has ranged from $0.04 to $0.10 with limited volume and high volatility. Based on the historical data any substantial sales of equity into the market would likely have a serious impact to the price per share. The equity that will be issued pursuant to this transaction will be restricted pursuant to Rule 144 for up to two years adding substantial risk to the investor as a result of the volatility and low volume.

5. Adjustment:

A. All expenses and obligations, including but not limited to utilities, personal property taxes, rents, real property taxes, wages, vacation pay, payroll taxes and fringe benefits of employees of Seller and the VOS Subsidiary shall be assumed by Purchaser as of the Closing Date.

B. Net revenue generated by the Seller or the VOS Subsidiary prior to the Closing Date shall be the exclusive property of the Purchaser.

C. The Purchaser shall retain all accounts receivable dated before the Closing Date.

D. Purchaser is liable and responsible for all operational expenses incurred prior to the Closing Date.

6.   Transfer of Management and Ownership: The transfer of ownership and operational management of the VOS Subsidiary to the Purchaser from the Seller shall occur immediately after this Purchase Agreement is signed by both parties and approved as required by the shareholders of VOSI.

A. Seller will provide Purchaser all relevant and reasonable financial information as well as banking and financial statements for the day to day operation of the business since inception, if needed.

7.   Covenant Not to Compete: As further consideration for the payment by the Purchaser of the purchase price set forth herein, Seller agrees that he will not, directly or indirectly, through a subsidiary or otherwise, compete with the Purchaser in the operation and conduct of the VOS Subsidiary business for a period of one (1) year after the execution of this agreement.

8.   VOSI Authority: VOSI represents that it has full power, authority, and legal right to enter into this Agreement and to consummate the transactions contemplated hereby.

9.   Ligi Authority: Ligi represents that he has full power, authority, and legal right to enter into this Agreement and to consummate the transactions contemplated hereby.

10.   Entire Agreement: This Agreement constitutes the entire Agreement among the parties pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings of the parties in connection herewith. There are no oral promises, conditions, representations, understandings, interpretations, or terms of any kind as conditions or inducements to the execution of the Agreement, which are not set forth herein.

11.   Further Assurances: At any time, and from time to time after the date hereof, each party will execute such additional instruments, and take such action, as may be reasonably requested by the other party to confirm or perfect title to any shares, or other asset transferred hereunder, or to otherwise carry out the intent and purposes of this Agreement.

12.   Waiver: Any failure on the part of either party hereto to comply with any of the obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owned.

13.   Severability: The parties to the Agreement hereby agree and affirm that none of the above provisions is dependent upon the validity of all of the provisions, and if any part of this

Agreement is deemed to be unenforceable, the balance of the Agreement shall remain in full force and effect.

14.   Amendment: This Agreement or any provision hereof, may not be changed, waived, terminated, or discharged except by means of a written supplemental instrument signed by the arty or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

15.   Governing Law: This Agreement shall be governed by the laws of the State of California. Venue for all actions relating to any securities issues shall be in the Courts located in the Southern District of the State of California, provided, however, that, in the absence of any security issues, any action for breach of contract may be brought in the appropriate Courts of San Diego County, California.

Accepted and Agreed to by:

Allan Ligi, an Individual

By:_____Date_____

VOS Systems, Inc. (California Subsidiary)

By:_____Date_____
Allan Ligi, President

Approved and Accepted by VOS International, Inc. (Colorado Parent Company)

By:_____Date_____
Alan Ligi, President, CEO and Director

By:_____Date_____
Dennis La Vorgna, CFO, Director